Exhibit 99.1

Investor Contact:

Andrew G. Backman

Global Head of Investor Relations

andrew.backman@kornit.com

Kornit Digital Reports Record Third Quarter 2021 Results

●	Revenue up 51% year-over-year to $86.7 million, net of $7.9 million attributed to the non-cash impact of warrants; Record revenues across all regions, strong profitability, and operating cash flows

●	Third quarter GAAP operating profit of $3.9 million; Non-GAAP operating profit of $8.6 million, net of $7.9 million attributed to the non-cash impact of warrants

●	New industry transforming innovative platforms; Atlas MAX and Presto MAX extremely well received by market; Robust new product introductions planned for early 2022

●	Company’s inspirational global fashion tech platform in Los Angeles, New York, Italy, and Japan drives creativity, sustainability, and inclusiveness to the forefront of the fashion world, utilizing Kornit’s on-demand technologies

●	Enters 2022 with extremely strong business fundamentals, momentum, and pipeline

Rosh-Ha’Ayin, Israel – November 10, 2021 – Kornit Digital Ltd. (NASDAQ: KRNT), a worldwide market leader in sustainable, on-demand, digital textile production technologies, reported today results for the third quarter ended September 30, 2021.

“I am extremely proud of our phenomenal third quarter performance, with record revenues across all regions, strong profitability and operating cash flows,” said Ronen Samuel, Kornit Digital’s Chief Executive Officer. “We are witnessing the change in the fashion industry with an acceleration to sustainable, on-demand production -- a revolutionary moment in how we all think and act about fashion, from the need for self-expression, to responsible production. Kornit is leading the digital transformation the fashion industry must make with innovative solutions that break the barriers between imagination and physical applications.”

Mr. Samuel concluded, “We enter 2022 with very strong business fundamentals supported by broad-based demand for our industry leading solutions. This growing demand and market acceptance puts us firmly on the path of becoming a $1 billion revenue company in 2026.”

The following table compares the adverse, non-cash impact that the Company’s outstanding warrants had on the Company’s results of operations during the third quarters of 2021 and 2020, respectively:

Third Quarter Warrants Impact

	Three Months Ended
	September 30,
	2021		2020
	Net of Warrants Impact	Warrants Impact	Net of Warrants Impact	Warrants Impact

Revenue	$86.7M	$7.9M	$57.4M	$2.2M
Non-GAAP Gross Margin	47.8%	4.3%	48.1%	1.9%
Non-GAAP Operating Margin	9.9%	7.5%	11.3%	3.2%
Non-GAAP Net Margin	13.3%	7.2%	13.5%	3.1%
Non-GAAP Diluted Earnings Per Share	$0.24	$0.16	$0.18	$0.05

“We are very pleased with our strong third quarter performance, which continued our momentum from the first half of the year,” said Alon Rozner, Kornit Digital’s Chief Financial Officer. “We are focused on ending the year strong and supporting our customers to ensure they are ready for their peak season. We enter 2022 in a phenomenal position with outstanding business fundamentals, a robust backlog and strong pipeline.”

Third Quarter 2021 Results of Operations

●	Total revenue for the third quarter of 2021 was $86.7 million, net of $7.9 million attributed to the non-cash impact of warrants, compared to $57.4 million, net of $2.2 million attributed to the non-cash impact of warrants in the prior year period.

●	GAAP net income for the third quarter of 2021 was $3.9 million, or $0.08 per diluted share, compared to $3.9 million, or $0.09 per share, for the third quarter of 2020.

●	Non-GAAP net income for the third quarter of 2021 was $11.5 million, or $0.24 per diluted share, net of $0.16 per diluted share attributed to the non-cash impact of warrants, compared to non-GAAP net profit of $7.7 million, or $0.18 per diluted share, net of $0.05 per diluted share attributed to the non-cash impact of warrants, for the third quarter of 2020.

Fourth Quarter 2021 Guidance

For the fourth quarter of 2021, and assuming zero impact from the fair value of issued warrants in the quarter, the Company expects revenue to be in the range of $89 million to $93 million and non-GAAP operating income to be in the range of 13.0% to 15.0% of revenue.

Third Quarter Earnings Conference Call Information

The Company will host a conference call today at 8:30 a.m. ET, or 3:30 p.m. Israel time, to discuss the results, followed by a question-and-answer session with the investment community.

A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-877-407-0792 or +1-201-689-8263. The toll-free Israeli number is 1-809-406-247. The confirmation code is 13724287.

To listen to a replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter confirmation code 13724287. The telephonic replay will be available beginning at 11:30 a.m. ET on Wednesday, November 10, 2021, until 11:59 p.m. ET on Wednesday, November 24, 2021. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products; the extent of the Company’s ability to consummate sales to large accounts with multi-system delivery plans; the degree of the Company’s ability to fill orders for Kornit’s systems; the extent of the Company’s ability to continue to increase sales of Kornit’s systems, ink and consumables; the extent of the Company’s ability to leverage Kornit’s global infrastructure build-out; the development of the market for digital textile printing; the availability of alternative ink; competition; sales concentration; changes to the Company’s relationships with suppliers; the extent of the Company’s success in marketing; the duration and severity of, and the degree of recovery from, the global COVID-19 pandemic, which could potentially impact once again, in a material adverse manner, the Company’s operations, financial position and cash flows, and those of the Company’s customers and suppliers; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission, or SEC, on March 25, 2021. Any forward-looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. Kornit urges investors to review the reconciliation of non-GAAP financial measures to the comparable GAAP financial measures included below, and not to rely on any single financial measures to evaluate its business. A reconciliation for non-GAAP operating income guidance set forth above is not provided because, as forward-looking statements, such reconciliation is not available without unreasonable effort due to the high variability, complexity, and difficulty of estimating certain items such as charges to share-based compensation expense and currency fluctuations which could have an impact on its consolidated results. Kornit believes the information provided is useful to investors because it can be considered in the context of Kornit’s historical disclosures of this measure.

Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude the impact of share-based compensation expenses, acquisition related expenses, excess cost of acquired inventory, foreign exchange differences associated with ASC 842, amortization of acquired intangible assets, deferred tax impact and the one-time impact of COVID-19, and the tax effect of the foregoing. The purpose of such adjustments is to provide an indication of the Company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the Company’s core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate the Company’s business and make operating decisions, and the Company believes that they are useful to investors as a consistent and comparable measure of the ongoing performance of the Company’s business. However, the Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Kornit

Kornit Digital (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashion and textile production technologies. The company is writing the operating system for fashion with end-to-end solutions including digital printing systems, inks, consumables, and an entire global ecosystem that manages workflows and fulfillment. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than 100 countries and states worldwide. To learn more about how Kornit Digital is boldly transforming the world of fashion and textiles, visit www.kornit.com.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30,	December 31,
	2021	2020
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$96,668	$125,777
Short-term bank deposit	241,103	224,804
Marketable securities	25,920	13,718
Trade receivables, net	49,866	51,566
Inventory	55,344	52,487
Other accounts receivable and prepaid expenses	11,148	9,178
Total current assets	480,049	477,530

LONG-TERM ASSETS:
Marketable securities	93,816	71,636
Deposits and prepaid expenses	471	395
Severance pay fund	342	337
Deferred taxes	7,054	5,096
Property,plant and equipment, net	38,401	29,255
Operating lease right-of-use assets	22,122	21,053
Intangible assets, net	10,479	7,221
Goodwill	25,447	16,466
Total long-term assets	198,132	151,459

Total assets	$678,181	$628,989

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$30,630	$32,016
Employees and payroll accruals	22,238	15,022
Deferred revenues and advances from customers	11,719	27,019
Operating lease liabilities	4,461	3,957
Other payables and accrued expenses	22,116	11,613
Total current liabilities	91,164	89,627

LONG-TERM LIABILITIES:
Accrued severance pay	1,327	1,214
Operating lease liabilities	18,856	18,688
Other long-term liabilities	1,699	443
Total long-term liabilities	21,882	20,345

SHAREHOLDERS’ EQUITY	565,135	519,017

Total liabilities and shareholders’ equity	$678,181	$628,989

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Revenues
Products	$206,682	$103,536	$76,560	$49,290
Services	27,776	17,504	10,109	8,102
Total revenues	234,458	121,040	86,669	57,392

Cost of revenues
Products	98,457	50,117	36,028	23,031
Services	26,477	20,066	10,109	7,330
Total cost of revenues	124,934	70,183	46,137	30,361

Gross profit	109,524	50,857	40,532	27,031

Operating expenses:
Research and development, net	30,736	22,213	11,493	8,689
Sales and marketing	40,716	25,375	15,837	8,587
General and administrative	24,972	18,957	9,283	7,093
Total operating	96,424	66,545	36,613	24,369
Operating income (loss)	13,100	(15,688)	3,919	2,662
Financial income, net	2,635	4,427	219	1,630
Income (loss) before taxes on income	15,735	(11,261)	4,138	4,292

Taxes on income (benefit)	1,162	(577)	266	350
Net income (loss)	14,573	(10,684)	3,872	3,942

Basic net income (loss) per share	$0.32	$(0.26)	$0.08	$0.09

Weighted average number of shares used in computing basic net income (loss) per share	46,200,884	41,059,090	46,361,164	41,536,835

Diluted net income (loss) per share	$0.30	$(0.26)	$0.08	$0.09

Weighted average number of shares used in computing diluted net income (loss) per share	47,846,077	41,059,090	48,116,716	42,692,989

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Revenues	$234,458	$121,040	$86,669	$57,392

GAAP cost of revenues	$124,934	$70,183	46,137	30,361
Cost of product recorded for share-based compensation (1)	(1,000)	(772)	(381)	(281)
Cost of service recorded for share-based compensation (1)	(750)	(568)	(251)	(208)
Intangible assets amortization on cost of product (3)	(161)	(75)	(111)	(25)
Intangible assets amortization on cost of service (3)	(480)	-	(160)	-
Coronavirus one time impact (4)	-	(520)	-	(74)
Non-GAAP cost of revenues	$122,543	$68,248	$45,234	$29,773

GAAP gross profit	$109,524	$50,857	40,532	27,031
Gross profit adjustments	2,391	1,935	903	588
Non-GAAP gross profit	$111,915	$52,792	$41,435	$27,619

GAAP operating expenses	$96,424	$66,545	$36,613	$24,369
Share-based compensation (1)	(9,219)	(5,970)	(3,438)	(2,191)
Acquisition related expenses (2)	(194)	(648)	(194)	(648)
Intangible assets amortization (3)	(336)	(622)	(98)	(371)
Coronavirus one time impact (4)	-	69	-	-
Non-GAAP operating expenses	$86,675	$59,374	$32,883	$21,159

GAAP Financial income (expenses), net	$2,635	$4,427	$219	$1,630
Foreign exchange losses associated with ASC 842	(302)	28	113	110
Non-GAAP Financial income (expenses), net	$2,333	$4,455	$332	$1,740

GAAP Taxes on income (benefit)	$1,162	$(577)	$266	$350
Tax effect on to the above non-GAAP adjustments	(1,954)	346	(2,119)	526
Deferred tax benefit based on an Israeli statutory tax rate (a)	(1,360)	610	(774)	(405)
Non-GAAP Taxes on income (benefit)	$(2,152)	$379	$(2,627)	$471

GAAP net income (loss)	$14,573	$(10,684)	$3,872	$3,942
Share-based compensation (1)	10,969	7,310	4,070	2,680
Acquisition related expenses (2)	194	648	194	648
Intangible assets amortization (3)	977	697	369	396
Coronavirus one time impact (4)	-	451	-	74
Foreign exchange losses associated with ASC 842	(302)	28	113	110
Tax effect on to the above non-GAAP adjustments	1,954	(346)	2,119	(526)
Deferred tax benefit based on an Israeli statutory tax rate (a)	1,360	(610)	774	405
Non-GAAP net income (loss)	$29,725	$(2,506)	$11,511	$7,729

GAAP diluted earning (loss) per share	$0.30	$(0.26)	$0.08	$0.09

Non-GAAP diluted earning (loss) per share	$0.62	$(0.06)	$0.24	$0.18

Weighted average number of shares

Shares used in computing GAAP diluted net earning (loss) per share	47,846,077	41,059,090	48,116,716	42,692,989

Shares used in computing Non-GAAP diluted net earning (loss) per share	48,082,118	41,059,090	48,361,472	42,972,182

(1) Share-based compensation
Cost of product revenues	1,000	772	381	281
Cost of service revenues	750	568	251	208
Research and development	1,810	1,243	739	463
Selling and marketing	3,651	2,150	1,318	769
General and administrative	3,758	2,577	1,381	959
	10,969	7,310	4,070	2,680

(2) Acquisition related expenses
General and administrative	194	648	194	648
	194	648	194	648

(3) Intangible assets amortization
Cost of product revenues	161	75	111	25
Cost of service revenues	480	-	160	-
Research and development	-	315	-	315
Selling and marketing	336	307	98	56
	977	697	369	396

(4) Coronavirus one time impact
Cost of product revenues	-	527	-	74
Cost of service revenues	-	-7	-	-
Research and development	-	-57	-	-
Selling and marketing	-	-1	-	-
General and administrative	-	-11	-	-
	-	451	-	74

(a)	Non cash impact related to the recognition of deferred taxes with respect to carryforward losses in Israel.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Cash flows from operating activities:

Net income (loss)	$14,573	$(10,684)	$3,872	$3,942
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,945	3,411	1,910	1,215
Fair value of warrants deducted from revenues	17,568	3,564	7,857	2,158
Share-based compensation	10,969	7,310	4,070	2,680
Amortization of premium and accretion of discount on marketable securities, net	(1,652)	248	(354)	83
Realized loss (gain) on sale of marketable securities	-	(503)	-	(401)
Change in operating assets and liabilities:
Trade receivables	1,713	(7,933)	12,798	(8,549)
Other receivables and prepaid expenses	(1,853)	(1,615)	(340)	(771)
Inventory	(3,765)	(9,529)	(3,239)	(4,324)
Operating lease right-of-use assets and liabilities, net	(397)	-	122	49
Deferred taxes, net	(1,866)	(823)	(2,111)	561
Other long term assets	(76)	38	55	120
Trade payables	(2,400)	571	17	10,462
Employees and payroll accruals	8,878	4,318	6,774	3,983
Deferred revenues and advances from customers	(15,350)	7,663	(3,949)	7,770
Payables and accrued expenses	10,479	2,120	4,803	1,688
Severance pay, net	108	81	59	18
Other long term liabilities	1,256	48	456	191
Sale of property and Equipment	-	75	-	-
Foreign currency translation income (loss) on inter company balances with foreign subsidiaries	-	(294)	-	(477)

Net cash provided by (used in) operating activities	43,130	(1,934)	32,800	20,398

Cash flows from investing activities:

Purchase of property and equipment	(9,422)	(10,758)	(3,867)	(2,247)
Capitalization of software development costs	-	(121)	-	-
Proceeds from sale of property and equipment	-	4	-	-
Cash paid in connection with acquisition, net of cash acquired	(14,991)	(15,059)	(14,991)	(15,059)
Investment in (proceeds from) bank deposits	(16,299)	43,192	(6,167)	27,996
Proceeds from sale of marketable securities	-	58,532	-	37,730
Proceeds from maturity of marketable securities	10,304	20,006	8,254	2,561
Investment in marketable securities	(44,310)	(18,542)	(13,800)	-

Net cash provided by (used in) investing activities	(74,718)	77,254	(30,571)	50,981

Cash flows from financing activities:

Exercise of employee stock options	4,141	4,942	2,387	2,138
Payments related to shares withheld for taxes	(1,662)	(82)	(516)	(18)
Proceeds from public offering, net of issuance costs	-	162,720	-	162,720

Net cash provided by financing activities	2,479	167,580	1,871	164,840

Foreign currency translation adjustments on cash and cash equivalents	-	37	-	13
Increase (decrease) in cash and cash equivalents	(29,109)	242,937	4,100	236,232
Cash and cash equivalents at the beginning of the period	125,777	40,743	92,568	47,448
Cash and cash equivalents at the end of the period	96,668	283,680	96,668	283,680

Non-cash investing and financing activities:

Purchase of property and equipment on credit	1,907	382	1,907	382
Inventory transferred to be used as property and equipment	931	823	51	312
Issuance expenses on credit	-	739	-	739
Lease liabilities arising from obtaining right-of-use assets	1,517	2,769	1,033	849